NASHUA CORPORATION
11 Trafalgar Square
Nashua, New Hampshire 03063

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 1, 2003

To the Stockholders of Nashua Corporation:

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Stockholders of Nashua Corporation (the "Company") will be held at the Crowne Plaza, 2 Somerset Parkway, Nashua, New Hampshire, on Thursday, May 1, 2003 at 10:00 a.m., local time, for the following purposes:

1. To elect five directors for terms of one year each.

2. To approve an amendment to the Company's 1999 Shareholder Value Plan increasing from 600,000 to 950,000 the number of shares of common stock authorized for issuance under the plan.

3. To ratify the selection of Ernst & Young LLP as independent auditors for the year ending December 31, 2003.

4. To act upon any other matters as may properly be brought before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the meeting.

The Board of Directors has fixed the close of business on March 18, 2003, as the record date for determining the stockholders having the right to notice of and to vote at the meeting.

The Company's Summary Annual Report and Form 10-K, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2002, accompany this notice of meeting and the enclosed proxy statement.

By order of the Board of Directors,

ROBERT S. AMREIN
*Vice President, General
Counsel and Clerk/Secretary*

Nashua, New Hampshire
March 24, 2003

YOUR VOTE IS IMPORTANT
**Whether or not you plan to attend the meeting, please complete, date, sign
the enclosed proxy and mail it promptly in the enclosed envelope.
No postage is required if mailed in the United States.**

PROXY STATEMENT

TABLE OF CONTENTS

NASHUA CORPORATION
11 Trafalgar Square
Nashua, New Hampshire 03063

PROXY STATEMENT

2003 Annual Meeting of Stockholders
To Be Held May 1, 2003

This Proxy Statement is furnished to the stockholders of Nashua Corporation ("Nashua" or the "Company") in connection with the solicitation of proxies on behalf of the Board of Directors for use at the Annual Meeting of Stockholders to be held on Thursday, May 1, 2003, at 10:00 a.m., local time, at the Crowne Plaza, 2 Somerset Parkway, Nashua, New Hampshire, and at any adjournments of that meeting.

All proxies will be voted in accordance with the instructions of the stockholder, and if no choice is specified, the proxies will be voted in favor of each of the proposals set forth in the accompanying notice of meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of a written revocation to the Clerk/Secretary of the Company. Attendance at the meeting will not itself constitute revocation of a proxy unless the stockholder affirmatively revokes the proxy.

On March 18, 2003, the record date for determination of stockholders entitled to notice of and to vote at the annual meeting, there were issued and outstanding and entitled to vote 5,883,784 shares of Nashua's common stock. Each share entitles the record holder to one vote on each of the matters to be voted upon at the meeting.

The notice of meeting, this proxy statement, the enclosed proxy and the Company's Annual Report to Stockholders for the year ended December 31, 2002 are being mailed to stockholders on or about March 28, 2003.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon written request to Nashua. Please address all such requests to Nashua Corporation, 11 Trafalgar Square, 2nd Floor, Nashua, New Hampshire, Attention: Clerk/Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of March 14, 2003 with respect to the beneficial ownership of shares of the Company's common stock by each person known to Nashua to own beneficially more than 5% of the Company's outstanding common stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Gabelli Funds, LLC/GAMCO Investors, Inc./Gabelli Advisers, Inc./ MJG Associates, Inc./Gabelli Group Capital Partners, Inc./Gabelli Asset Management Inc./Marc J. Gabelli/Mario J. Gabelli(2) . . . . . . One Corporate Center, Rye, NY 10580	1,479,449	25.1%
Newcastle Partners, L.P./Newcastle Capital Group, L.L.C./Newcastle Capital Management, L.P./Mark E. Schwarz(3) . . . . 300 Crescent Court, Suite 1110, Dallas, TX 75201	507,200	8.6%
FleetBoston Financial Corporation(4) . . . . 100 Federal Street, Boston, MA 02110	502,206	8.5%
Franklin Resources, Inc./Charles B. Johnson/Rupert H. Johnson, Jr./ Franklin Advisory Services, LLC(5) . . . . One Franklin Parkway, San Mateo, CA 94403	483,800	8.2%
Dimensional Fund Advisors Inc.(6) . . . . 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401	464,500	7.9%

(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days of March 14, 2003 through the conversion of any convertible note or the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or group named in the table has sole voting or investment power (or shares power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2) Information is based on a joint Schedule 13D/A (Amendment No. 32) dated October 23, 2002 as filed with the Securities and Exchange Commission. Gabelli Funds, LLC is reported to own 394,800 shares for which it has sole voting power and sole dispositive power. GAMCO Investors, Inc. is reported to own 1,021,649 shares, for which it has sole voting power as to 1,013,149 shares and sole dispositive power as to 1,021,649 shares. MJG Associates, Inc. is reported to own 15,000 shares for which it has sole voting power and sole dispositive power. Gabelli Advisers, Inc. is reported to own 48,000 shares for which it has sole voting power and sole dispositive power.

(3) Information is based on a Schedule 13D/A (Amendment No. 1) dated August 15, 2002 as filed with the Securities and Exchange Commission. The Schedule 13D/A was filed on behalf of Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. and Mark E. Schwarz. Newcastle Partners, L.P. is reported to own 507,200 shares for which it has sole voting power and sole dispositive power. Newcastle Capital Management, L.P., as the general partner of Newcastle Partners, L.P. and Newcastle Capital Group, L.L.C., as the general partner of Newcastle Capital Management, L.P., and Mark Schwarz, as the managing member of Newcastle Capital Group, L.L.C., may each be deemed to beneficially own the 507,200 shares beneficially owned by Newcastle Partners, L.P. The share information in the table above does not reflect 4,802 shares owned directly by Mark Schwarz and 7,700 shares Mr. Schwarz has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003.

(4) Information is based on a Schedule 13G/A (Amendment No. 3) dated February 14, 2003 as filed with the Securities and Exchange Commission. FleetBoston Financial Corporation is reported to have sole voting power as to 313,506 shares and sole dispositive power as to 502,206 shares.

(5) Information is based on a Schedule 13G/A (Amendment No. 5) dated February 12, 2003 as filed with the Securities and Exchange Commission. The Schedule 13G/A was filed on behalf of Franklin Resources, Inc., the parent holding company, Charles B. Johnson, the principal stockholder of the parent holding company; Rupert H. Johnson, the principal stockholder of the parent holding company; and Franklin Advisory Services, LLC, investment adviser, all of which disclaim beneficial ownership of the shares. The shares are reported to be beneficially owned by one or more open or close-ended investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. Franklin Advisory Services, LLC is reported to have sole voting power and sole dispositive power with respect to such shares.

(6) Information is based on a Schedule 13G/A dated February 3, 2003 as filed with the Securities and Exchange Commission. Dimensional Fund Advisors, Inc., an investment advisor, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (the "Funds"). In its role as investment advisor or manager, Dimensional Fund Advisors, Inc. possesses sole voting and/or sole investment power over the securities of Nashua that are owned by the Funds. Dimensional Fund Advisors, Inc. disclaims beneficial ownership of such securities.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information as of March 14, 2003, with respect to the beneficial ownership of shares of the Company's common stock by (1) the directors and director nominees of Nashua, (2) Nashua's chief executive officer and the executive officers listed in the summary compensation table below, and (3) the directors and executive officers of Nashua as a group:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Andrew B. Albert	271,674(2)(10)	4.6%
Robert S. Amrein	23,598(3)(10)	*
Avrum Gray	56,369(4)(5)	*
John J. Ireland	90,025(6)(10)	1.5%
John M. Kucharski	38,330(4)	*
George R. Mrkonic, Jr.	28,702(4)	*
James F. Orr III	42,830(4)	*
Thomas R. Pagel	29,630(7)(10)	*
John L. Patenaude	101,257(8)(10)	1.7%
Mark E. Schwarz	519,702(4)(9)	8.8%
Directors and Executive Officers as a group (13 persons)	1,300,858(10)(11)(12)	22.1%

  * Less than 1% of outstanding shares of common stock

(1) Information as to the interests of the respective director nominees has been furnished in part by them. The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which an individual or group has sole or shared voting power or investment power and also any shares which an individual or group has the right to acquire within 60 days of March 14, 2003 through the conversion of any convertible note or the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each

person or group named in the table has sole voting or investment power (or shares power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2) Includes 91,000 shares Mr. Albert has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003. Also includes 33,334 shares of restricted stock which will vest on April 17, 2003. Dividends, if any, will be paid on the shares of restricted stock whether or not they are still subject to restrictions. The vesting schedule for the restricted stock is subject to acceleration upon death, disability or a change of control. However, upon the termination of Mr. Albert's employment with the Company, any unvested shares will forfeit to the Company.

(3) Includes 23,100 shares Mr. Amrein has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003.

(4) Includes shares each non-employee director has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003 — Mr. Gray, 12,700 shares; Mr. Kucharski, 24,700 shares; Mr. Mrkonic, 12,700 shares; Mr. Orr, 19,700 shares; and Mr. Schwarz, 7,700 shares.

(5) Includes 14,000 shares held by GF Limited Partnership in which Mr. Gray is a general partner and 10,667 shares held by AVG Limited Partnership in which Mr. Gray is a general partner. Mr. Gray disclaims beneficial ownership of these shares. Also includes 11,000 shares held by JYG Limited Partnership in which Mr. Gray's spouse is a general partner. Mr. Gray disclaims beneficial ownership of these shares.

(6) Includes 86,500 shares Mr. Ireland has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003.

(7) Includes 27,500 shares Mr. Pagel has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003.

(8) Includes 71,000 shares Mr. Patenaude has a right to acquire through stock options which are exercisable within 60 days of March 14, 2003. Also includes 10,000 shares of restricted stock, 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $19.00; and 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $21.00. The vesting schedule for the restricted stock is subject to acceleration upon death or disability, and any shares of restricted stock that have not vested upon the earlier of (i) May 12, 2003 or (ii) termination of employment, will be forfeited. Also includes 10,000 shares of restricted stock, 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $21.00; and 5,000 shares of which will vest when the average closing price of Nashua stock over a ten trading day period reaches $23.00. The vesting schedule for the latter described shares of restricted stock is subject to acceleration upon death or disability, and any shares of restricted stock that have not vested upon the earlier of (i) December 15, 2003 or (ii) termination of employment, will be forfeited. Dividends, if any, will accumulate on all shares of restricted stock and be paid when and if the underlying shares vest.

(9) Includes 507,200 shares beneficially owned by Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. and Mark E. Schwarz. Newcastle Capital Management, L.P. is the general partner of Newcastle Partners, L.P. Newcastle Capital Group, L.L.C. is the general partner of Newcastle Capital Management, L.P., and Mark Schwarz is the managing member of Newcastle Capital Group, L.L.C.

(10) Includes shares held in trust under the Company's Employees' Savings Plan under which each participating employee has voting power as to the shares in his account. As of March 14, 2003, 5,674 shares are held in trust for Mr. Albert's account; 3,525 shares are held in trust for Mr. Ireland's account; 8,507 shares are held in trust for Mr. Patenaude's account; 2,130 shares are held in trust for Mr. Pagel's account; 498 shares are held in trust for Mr. Amrein's account; and 22,575 shares are held in trust for the accounts of all directors and executive officers as a group. No director other than Mr. Albert participates in the Employees' Savings Plan.

(11) Includes 471,600 shares which the directors and executive officers of Nashua have the right to acquire through stock options which are exercisable within 60 days of March 14, 2003.

(12) Includes 53,334 shares of restricted stock.

Votes Required

The holders of a majority of the shares of the Company's common stock issued and outstanding and entitled to vote at the annual meeting shall constitute a quorum for the transaction of business at the annual meeting. Shares of the Company's common stock present in person or represented by proxy, including shares that abstain or do not vote with respect to one or more of the matters presented at the annual meeting, will be counted for purposes of determining whether a quorum exists at the annual meeting.

The affirmative vote of the holders of a plurality of the shares voting on the matter is required for the election of directors. The affirmative vote of the holders of a majority of the shares voting on the matter is required for the approval of the amendment to the Company's 1999 Shareholder Value Plan and the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2003.

Shares held by stockholders who abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as shares voted in favor of such matter and will not be counted as shares voting on such a matter. Under rules of the New York Stock Exchange, brokers who hold shares in street name for customers are prohibited from giving a proxy to vote such shares without specific instructions from such customers for "non-discretionary" or "non-routine" proposals. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on the election of directors, the amendment to the Company's 1999 Shareholder Value Plan and the ratification of the Company's independent auditors, because each of those matters requires the affirmative vote of a plurality or majority of the shares voting on that matter.


PROPOSAL 1

ELECTION OF DIRECTORS


Pursuant to the by-laws of the Company, the Board of Directors has fixed at five the number of directors to be elected at the annual meeting. The Company's directors are elected annually by the stockholders and hold office until successors are elected and qualified or until death, resignation or removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled until the next annual meeting of stockholders by the majority of directors then in office.

The Company's Board of Directors proposes the election of the persons listed below as directors of the Company. Each current director of the Company has been nominated for reelection, except Mr. John M. Kucharski, a director for 15 years, who is retiring from the Board.

The persons named in the enclosed proxy will vote to elect each of the director nominees listed below, unless the proxy is marked otherwise. Each director nominee will be elected to hold office until the annual meeting of stockholders held in 2004 and until his successor is elected and qualified. Each of the nominees has indicated his willingness to serve as a director if elected; however, if any nominee becomes unable to serve, the persons named as proxies may, in their discretion, vote for another nominee. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

There are no family relationships among the director nominees and executive officers of the Company.

For each nominee for director, there follows information given by each concerning his principal occupation and business experience for the past five years, the names of other publicly held companies of which he serves as a director, his age and the length of service as a director of the Company.

Andrew B. Albert Age 57 Director since 2000	Mr. Albert has served as Chairman and Chief Executive Officer of Nashua since December 2000, President since April 2000 and a director since May 2000. He also served as Chief Operating Officer from April 2000 to December 2000. Mr. Albert was Chairman and Chief Executive Officer of Rittenhouse Paper Company from 1983 to April 2000.
Avrum Gray Age 67 Director since 2000	Mr. Gray has served as Chairman of G-Bar Limited Partnership, an options trading firm, since 1981. He was Chairman of Lynch Systems, Inc., a glass press supplier, from 1995 through 2001. Mr. Gray is also a director of Lynch Corporation and SL Industries, Inc.
George R. Mrkonic, Jr. Age 50 Director since 2000	Mr. Mrkonic served as Vice Chairman of Borders Group, Inc., a retailer of books and music, from December 1994 until his retirement in January 2002. He was President of Borders Group, Inc. from December 1994 until January 1997 and has been a director since August 1994. Mr. Mrkonic is also a director of Champion Enterprises, Inc., Syntel, Inc., Galyan's Trading Company, Inc. and Guitar Center, Inc.
James F. Orr III Age 60 Director since 1989	Mr. Orr has served as Chairman of the Rockefeller Foundation since 2001. From May 2000 until December 31, 2001, Mr. Orr served as President and Chief Executive Officer of United Asset Management Corp., an investment management firm. Mr. Orr served as Chairman, Chief Executive Officer and President of UNUM Corporation, an insurance company, from 1988 until his retirement in November 1999. Mr. Orr is also a director of Steelpoint Technologies, Inc. and the Lord Abbett Funds.
Mark E. Schwarz Age 42 Director since 2001	Mr. Schwarz has served as the general partner, directly or through entities which he controls, of Newcastle Partners, L.P., a private investment firm, since January 1993. He has also been the managing member of Newcastle Capital Group, L.L.C. since December 2001. Mr. Schwarz was Vice President of Sandera Capital Management, L.L.C. from 1995 to September 1999. Mr. Schwarz is also the Chairman and Chief Executive Officer of Hallmark Financial Services, Inc. and is a director of Bell Industries, Inc., Tandycrafts, Inc., SL Industries, Inc., WebFinancial Corporation and Pizza Inn, Inc.

The Board of Directors recommends a vote "FOR" the election of each of the nominees for Director named above.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for supervision of the overall affairs of the Company. To assist it in carrying out its duties, the Board has delegated certain authority to several committees. The Board of Directors held six regular meetings during 2002. Each director attended more than 75% of the total number of meetings of the Board and committees on which he served in 2002.

The Board has established the position of Lead Director, who acts as Chairman of the Board in the Chairman's absence, chairs the Governance Committee and leads all activities related to Chief Executive Officer performance and succession. Mr. Kucharski, who is retiring from the Board, is the Board's current Lead Director. The Board will elect a new Lead Director at their annual meeting following the annual meeting of stockholders.

The standing committees of the Board of Directors are the Audit/Finance and Investment Committee, the Leadership and Compensation Committee and the Governance and Nominating Committee. The current members of the committees of the Board of Directors are as follows:

Audit/Finance and Investment Committee	Leadership and Compensation Committee	Governance and Nominating Committee
George R. Mrkonic, Jr., Chairman	James F. Orr III, Chairman	John M. Kucharski, Chairman
Avrum Gray	Avrum Gray	Avrum Gray
Mark E. Schwarz	Mark E. Schwarz	George R. Mrkonic, Jr.
		James F. Orr III

The Audit/Finance and Investment Committee is responsible for overseeing the Company's financial reporting process. In doing so, the committee reviews the independent public auditor's reports and audit findings, the scope and plans for future audit programs, annual financial statements, accounting, financial and internal controls of the Company, information systems, risk management activities and compliance programs. The Audit/Finance and Investment Committee recommends the choice of independent public auditors to the full Board of Directors and reviews their procedures for ensuring their independence with respect to the services performed for the Company. The Audit/Finance and Investment Committee is also responsible for supervising policies and decisions relating to financing and major cash management, pension fund and capital investment decisions. The Audit/Finance and Investment Committee operates under a written charter adopted by the Board of Directors. The Audit/Finance and Investment Committee is composed of outside directors who are not officers or employees of the Company. The Board of Directors has determined that the members of the Audit/Finance and Investment Committee are independent directors, as defined by the Audit/Finance and Investment Committee charter and the rules of the New York Stock Exchange. However, John M. Kucharski was appointed to the Audit/Finance and Investment Committee on May 8, 2001, pursuant to the "override" provisions of the New York Stock Exchange rules, and served on the Audit/Finance and Investment Committee until May 1, 2002, the date of the 2002 Annual Meeting of Stockholders, at which time he was elected Lead Director. Mr. Kucharski, a member of the Board of Directors since 1988, had served on the Audit/Finance and Investment Committee from July 1993 to December 2000, and was its chairman from July 1994. In December 2000, Mr. Kucharski resigned from the Audit/Finance and Investment Committee in order to serve as the interim Vice Chairman of the Company, a position he held until May 8, 2001. With respect to Mr. Kucharski's reappointment to the Audit/Finance and Investment Committee on May 8, 2001, the Board of Directors determined in its business judgment that because of Mr. Kucharski's prior service on the Audit/Finance and Investment Committee and his in-depth knowledge of the operations of the Company, his membership on the Audit/Finance and Investment Committee was necessary for the best interests of the Company and its stockholders. The Audit/Finance and Investment Committee held five meetings in 2002.

The Leadership and Compensation Committee in conjunction with the Governance Committee is responsible for screening candidates for the chief executive officer position, developing performance evaluation criteria, reviewing the caliber of and succession to key management positions and deciding on senior management compensation. The Leadership and Compensation Committee held four meetings in 2002.

The Governance and Nominating Committee is responsible for recommending, to the entire Board, the size and composition of the Board, recommending policies regarding tenure and retirement of Directors, evaluating Board and Director performance and making recommendations for improvement, nominating candidates for election to the Board, making assignments to Board committees, and making recommendations for improving governance processes of the Board. The Governance and Nominating Committee held four meetings in 2002. Stockholders wishing to recommend director candidates for consideration by the committee may do so by writing to the Clerk/Secretary of the Company, giving the recommended candidate's name, biographical data and qualifications.

CERTAIN BUSINESS RELATIONSHIPS OF DIRECTORS AND EXECUTIVE OFFICERS

Following the Company's April 2000 acquisition of Rittenhouse Paper Company, Mr. Albert, formerly chairman and chief executive officer of Rittenhouse, was elected as a director and executive officer of Nashua. During 2002, the Company paid $242,491 under certain leases for facilities and equipment to entities partially owned by either a family partnership of which Mr. Albert and his family have total interest or by Mr. Albert.

COMPENSATION OF DIRECTORS

Directors who are Company employees receive no additional or special compensation for serving as directors. The Company pays each non-employee director an annual retainer payable in shares of the Company's common stock with a market value of $15,000, effective as of the first day following their election to the Board. The Company also pays non-employee directors $1,000 in cash plus expenses for each Board meeting or Board committee meeting they attended. Each non-employee director also receives an annual stock option award to purchase 5,000 shares of common stock having an exercise price equal to the fair market value of such shares on the date of award under the provisions of the Company's stock plans. However in 2002, because the Company did not have sufficient shares available for awards under the Company's stock plans, each director was awarded options to purchase only 2,700 shares of common stock. The Company's Lead Director receives an additional $7,500 in cash, the Chairman of the Audit/ Finance and Investment Committee receives an additional $2,500 in cash and the Chairman of the Leadership and Compensation Committee receives an additional $1,500 in cash.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and 10% stockholders to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Company assists its directors and executive officers in complying with these filing requirements. Directors, executive officers and 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the copies of reports furnished to the Company and written representations from the Company's directors and executive officers, the Company believes that during 2002 its directors, executive officers and 10% stockholders have complied with all Section 16(a) filing requirements.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the annual and long-term compensation, for the last three fiscal years, of Nashua's chief executive officer and each of the four other most highly compensated executive officers who were serving as executive officers as of December 31, 2002:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary($)	Bonus($)	Other Annual Compensation($)	Long-Term Compensation Awards Restricted Stock Awards($)(1)	Securities Underlying Options(#)	All Other Compensation($)(2)
Andrew B. Albert(3)	2002	350,000	35,551	—	—	30,000	7,822
Chairman, President	2001	350,448	—	—	—	26,000	7,379
and Chief Executive Officer	2000	250,000	—	—	850,000(4)	50,000	155,279
John J. Ireland	2002	260,000	19,088	—	—	15,000	6,742
Vice President/President,	2001	260,000	—	—	—	28,000	6,493
Specialty Paper	2000	250,000	110,000	—	425,000(5)	—	8,156
Products Division							
John L. Patenaude	2002	195,000	19,802	—	—	—	6,438
Vice President — Finance,	2001	195,000	15,975(6)	—	—	40,000	6,184
Chief Financial Officer	2000	185,000	20,720	—	—	—	5,203
and Treasurer							
Thomas R. Pagel(7)	2002	189,269	46,089	27,301(8)	—	—	6,096
Vice President/President,	2001	183,333	21,600	51,700(9)	—	40,000	4,512
Label Products Division							
Robert S. Amrein(10)	2002	185,000	18,792	—	—	—	6,066
Vice President, Human	2001	150,020	10,000	—	—	30,600	4,780
Resources, General Counsel	2000	11,540	—	—	—	—	—
and Clerk/Secretary							

(1) Market value of restricted shares on the date of grant.

(2) The amounts listed in the category of "All Other Compensation" consist of Company contributions to the Employees' Savings Plan and life insurance income. In 2002, these amounts were:

    (a) as to the Employees' Savings Plan — Mr. Albert, $5,500; Mr. Ireland, $5,500; Mr. Patenaude, $5,500; Mr. Pagel, $5,500; and Mr. Amrein, $5,500.

    (b) as to life insurance income — Mr. Albert, $2,322; Mr. Ireland, $1,242; Mr. Patenaude, $938; Mr. Pagel, $596; and Mr. Amrein, $566.

The amount listed in the category of "All Other Compensation" for Mr. Albert in 2000 also includes $154,000 representing the value of premiums paid by the Company in connection with a $4,365,000 split-dollar life insurance policy maintained for Mr. Albert. The premiums paid by the Company in connection with the split-dollar life insurance policy maintained for Mr. Albert generally will be recovered in full by the Company upon the termination of, or the payment of any death benefits under, the policy. Beginning in 2001, the Company ceased making premium payments under the split-dollar life insurance policy maintained for Mr. Albert.

(3) Mr. Albert joined the Company on April 17, 2000.

(4) Consists of 100,000 shares of restricted stock (granted when the price of Nashua shares was $8.50), 33,333 shares of which vested on April 17, 2001 and 33,333 shares of which vested on April 17, 2002. The remaining 33,334 restricted shares will vest on April 17, 2003. As of December 31, 2002, the market value of the restricted shares (based on the closing price of $8.78 on the NYSE of the Company's common stock on such date) was $292,673. Dividends, if any, will be paid on the shares of restricted stock whether or not they are still subject to restrictions. The vesting schedule for the

restricted stock is subject to acceleration upon death, disability or a change of control. However, upon the termination of Mr. Albert's employment with the Company, any unvested shares will forfeit to the Company.

(5) The shares of restricted stock representing the amount shown were forfeited by Mr. Ireland on February 11, 2002.

(6) Includes $10,725 in cash and $5,250 in Company stock (750 shares).

(7) Mr. Pagel became an executive officer of the Company in February 2001.

(8) Includes interest payments of $14,806 on deferred compensation, an automobile allowance of $7,200, a payment of $3,788 as part of Mr. Pagel's relocation package, and a tax equalization payment of $1,507.

(9) Includes interest payments of $35,220 on deferred compensation, an automobile allowance of $7,200, and a payment of $9,280 as part of Mr. Pagel's relocation package.

(10) Mr. Amrein joined the Company on December 4, 2000.

Stock Options

The following table sets forth information on grants made during 2002 of stock options to the executive officers named in the Summary Compensation Table. No stock appreciation rights were granted during 2002.

OPTION GRANTS IN 2002

Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in 2002	Exercise Price ($/Share)(1)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
					5%	10%
Andrew B. Albert	30,000(3)	67%	6.65	2/11/2012	$125,464	$317,952
John J. Ireland	15,000(4)	33%	6.90	3/6/2012	$ 65,091	$164,952

(1) The exercise price is equal to the fair market value of the Company's common stock on the date of grant.

(2) These two columns show what the value of the options would be after ten years if the market price of the Company's common stock increased 5% or 10% each year for the ten years from the date the options were granted until the options expired. To put this data into perspective, the resulting Nashua stock prices for the grant expiring on February 11, 2012 would be $10.83 at a 5% rate of appreciation and $17.25 at a 10% rate of appreciation, and the resulting Nashua stock prices for the grant expiring on March 6, 2012 would be $11.24 at a 5% rate of appreciation and $17.90 at a 10% rate of appreciation. This information is required by the Securities and Exchange Commission and does not mean that the Company predicts that these options will have any such value nor that the market price of the Company's common stock will increase by any specific amount. The actual value that these options will have depends entirely on increases or decreases in the market price of the Company's common stock and when the options are exercised.

(3) Stock option granted under the 1999 Shareholder Value Plan, 50% of which vested on February 11, 2003 and 50% of which will vest on February 11, 2004.

(4) Stock option granted under the 1999 Shareholder Value Plan, 50% of which vested on March 6, 2003 and 50% of which will vest on March 6, 2004.

The following table sets forth information regarding (1) stock options exercised by the executive officers named in the Summary Compensation Table in 2002 and (2) the number and value of unexercised options to purchase the Company's common stock held by the executive officers named in the Summary Compensation Table at the end of 2002. There were no stock appreciation rights outstanding at the end of 2002.

**AGGREGATED OPTION EXERCISES IN 2002
AND OPTION VALUES AT DECEMBER 31, 2002**

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised, In-The-Money, Options at December 31, 2002 ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew B. Albert	—	—	76,000	30,000	344,020	63,900
John J. Ireland	—	—	79,000	22,500	138,985	51,300
John L. Patenaude	—	—	64,000	15,000	160,450	58,875
Thomas R. Pagel	5,000	10,450(2)	20,000	15,000	82,725	58,875
Robert S. Amrein	—	—	18,100	12,500	73,662	46,950

(1) Option values are based on the difference between the closing price on the New York Stock Exchange of the Company's common stock of $8.78 per share on December 31, 2002 and the exercise price of the options.

(2) Represents the difference between the closing price on the New York Stock Exchange of Nashua's common stock on the date of exercise ($6.10) and the exercise price of the options, multiplied by the number of shares subject to such options.

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2002:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders(2)	905,500	$7.75	18,168(3)

(1) In addition to being available for future issuance upon the exercise of options that may be granted after December 31, 2002, 17,418 shares under the 1996 Stock Incentive Plan may instead be issued in the form of restricted stock or director compensation, and 750 shares under the 1999 Shareholder Value Plan may instead be issued in the form of restricted stock or other stock-based awards including the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights. Awards may no longer be granted under the 1987 Stock Option Plan.

(2) Includes the 1987 Stock Option Plan, the 1996 Stock Incentive Plan and the 1999 Shareholder Value Plan.

(3) This table excludes the additional 350,000 shares that would be available for issuance under the 1999 Shareholder Value Plan if Proposal 2 is approved at the meeting.

Pension Plan

The Company provides retirement benefits to its salaried employees, including the executive officers named in the Summary Compensation Table except for Mr. Pagel, under the Nashua Corporation Retirement Plan for Salaried Employees (the "Nashua Retirement Plan"), which is a qualified retirement plan under the Internal Revenue Code. The Employee Retirement Income Security Act of 1974 limits pensions that may be paid under plans qualified under the Internal Revenue Code. Pension amounts exceeding this limit may be paid outside of qualified plans. Nashua has an unfunded Supplemental Excess Retirement Benefit Plan ("SERP") that provides for additional retirement benefits to certain of its employees, including Messrs. Albert, Ireland, Patenaude and Amrein.

Benefits under the Nashua Retirement Plan and the SERP were frozen as of December 31, 2002, and all employees ceased accruing additional retirement benefits under the plans on that date. The Nashua Retirement Plan will continue to require Company contributions for benefits accrued prior to December 31, 2002.

The following table sets forth the estimated annual benefits payable at normal retirement age (65) under the Nashua Retirement Plan and the SERP combined. Benefits under the Nashua Retirement Plan and the SERP last for the life of the employee.

ESTIMATED PENSION BENEFITS

Five Year Average Compensation	Years of Service	
	5 years	10 years
$125,000	$10,000	$ 20,000
250,000	21,000	43,000
375,000	33,000	65,000
500,000	44,000	88,000
625,000	55,000	110,000

Compensation covered by the Nashua Retirement Plan and the SERP generally refers to total annual cash compensation, including salary and bonus, but excluding certain items such as the value of stock option awards and employer allocations to the Company's Employees' Savings Plan. For purposes of the Nashua Retirement Plan and the SERP, the five year average compensation is equal to the average annual salary and bonus over the preceding five years of employment prior to December 31, 2002, the date on which the plans were frozen. The annual salary and bonus for the current year for the executive officers named in the Summary Compensation Table is indicated in the Annual Compensation column of that table. As of December 31, 2002, the executive officers named in the Summary Compensation Table had the following years of service credited under the Nashua Retirement Plan and the SERP: Mr. Albert, 2 years; Mr. Ireland, 7.5 years; Mr. Patenaude, 10 years; and Mr. Amrein, 1 year. As noted above, the Nashua Retirement Plan and the SERP were frozen on December 31, 2002. As a result, average compensation and years of service will no longer increase, and no additional benefits under the plan will be earned, after that date.

Benefits as shown above are available for participants whose pensions start after reaching age 65. Participants who have five or more years of service are eligible to receive pensions after reaching age 60 and participants who have ten or more years of service are eligible to receive pensions after reaching age 55, but payments are reduced 4.2% per year for each year that a recipient starts receiving benefits earlier than at age 65. Benefits under the Nashua Retirement Plan and the SERP are computed on the basis of a straight life annuity. These benefits are not subject to any deduction for Social Security or other offset.

Executive Severance Agreements

The Company has entered into severance agreements with Messrs. Albert, Ireland, Patenaude and Amrein in order to ensure their continued service to Nashua in the event of a change in control of

Nashua. These severance agreements provide that upon termination of employment under certain circumstances within three years after a change in control of Nashua, the employee would receive severance pay equal to three times the sum of his annual salary and bonus plus benefits in the case of Messrs. Albert, Ireland and Patenaude, or the sum of one year's salary and bonus in the case of Mr. Amrein, totalling an estimated $1,138,000, $958,000, $735,000, and $210,000, respectively, for the individuals named above. In addition, Mr. Albert's severance agreement provides that upon a change of control of Nashua any unvested portion of his restricted stock will vest.

In addition, each employee can terminate his employment after a change in control of Nashua and receive such severance pay if he determines in good faith that any assignment of duties is inconsistent with his duties prior to a change of control or certain action by the Company results in a diminution in position, duties, authority or responsibilities. If the employment of any of such employee is terminated by the Company apart from the circumstances above for reasons other than misconduct, the executive would receive one year's salary and certain other benefits. The value of this compensation and benefits totals an estimated $360,000, $270,000, $220,000, $200,000, and $195,000, respectively, for Messrs. Albert, Ireland, Patenaude, Pagel and Amrein.

Executive and Management Incentive Plans

In December 2002, the Board of Directors adopted a Management Incentive Plan and the Board is currently in the process of finalizing an Executive Long-Term Incentive Plan. Together, these plans are expected to provide a framework within which to accomplish the following goals:

- To attract and retain the best possible executive and management talent

- To permit executives and management of the Company to share in its profits

- To promote the success of the Company; and

- To link executive and management rewards closely to Company performance.

Participants in the Management Incentive Plan, which may include, but are not limited to the Company's Corporate Staff and Division Officers, non-officer General Managers and key functional Directors and Managers, will have the opportunity to earn an annual variable bonus. Bonus payments, consisting of cash awards, will be based on the performance of the Company, and, where appropriate, a specific business unit, measured against pre-established performance objectives.

It is expected that participants under the Executive Long-Term Incentive Plan may include, but not be limited to, the Company's Chief Executive Officer, President, Corporate Vice Presidents and Division Vice Presidents. Once the Executive Long-Term Incentive Plan is finalized, participants are expected to have the opportunity to earn a variable bonus over a three-year period. Bonus payments, expected to consist of both cash awards and stock option awards made out of the Company's existing employee option plans, will likely be based on several corporate performance criteria. For those potential participants who currently have change of control agreements with the Company, it is expected that a condition to participation in the Executive Long-Term Incentive Plan will be the requirement that they voluntarily surrender their change of control agreements.

The Leadership and Compensation Committee of the Board of Directors will administer the Management Incentive Plan. It is anticipated that the Leadership and Compensation Committee will also administer the Executive Long-Term Incentive Plan.

Leadership and Compensation Committee Report on Executive Compensation

The Leadership and Compensation Committee is composed of non-employee directors and is charged with the responsibility of screening candidates for the chief executive officer position, developing performance evaluation criteria, reviewing the caliber of key managers and succession to their positions and deciding on senior management compensation. The Committee administers the Company's Management Incentive Plan and the Company's stock option and stock incentive plans. Each year the Committee reviews the performance of the Chief Executive Officer against objectives and sets the Chief Executive Officer's base salary in conjunction with the Governance and Nominating Committee. The Committee also reviews the performance and the salary levels of other executive officers, including the executive officers named in the Summary Compensation Table, and makes decisions regarding the above plans.

The Committee's compensation policies applicable to the Company's executive officers during 2002 are set forth below:

The Committee believes that base salaries should be at competitive levels so as to attract and retain well-qualified executives. With respect to the salary of the Chief Executive Officer, the Committee considered a number of factors including survey data, the size and performance of the Company, past practice at the Company, each Committee member's own individual experiences in compensation matters and the inter-relationship of salary to cash incentive compensation and long-term equity-based compensation. Following the Committee's review of the performance of the Chief Executive Officer, Mr. Albert received options to purchase 30,000 shares of stock. The Committee has also reviewed the compensation of the Company's executive officers, including those executive officers listed in the Summary Compensation Table, and has concluded that the salaries for the executive officers listed in the Summary Compensation Table are competitive with the salaries for similar positions included in the survey data reviewed by the Committee.

The Committee believes that incentive compensation paid in cash should be awarded to support company objectives based on company, group, division and personal performance during the preceding year. The Company's Management Incentive Plan provides that cash awards may be granted each year by the Committee based on corporate, segment, division and personal performance. For the individuals who served as Chief Executive Officer and principal corporate staff officers, award targets for 2002 were based on the Company's pretax operating income budget, total Company revenues and profitability objectives. For the Vice Presidents in charge of operating units, award targets were based on the respective unit's pretax operating income budget, total Company revenues and profitability objectives.

The Committee believes that long-term equity-based compensation should be awarded to provide incentive to executives to create value for stockholders and give the executives a substantive ownership interest in the Company's success. The Committee's policy has been to award performance-based restricted stock and stock option grants in order to more closely align the interests of management with those of stockholders and to attract and retain executives during a period when the Company has been undergoing significant operational changes.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for certain compensation in excess of $1 million paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the long-term incentive compensation granted to its executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company's 1996 Stock Incentive Plan or 1999 Shareholder Value Plan will be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Committee believes such payments are appropriate and in the best interests of the Company and its stockholders, after taking into consideration changing business conditions and the performance of its employees.

Leadership and Compensation Committee

James F. Orr III, Chairman
Avrum Gray
Mark E. Schwarz

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total return of the S&P 500 Index and a composite peer group for the five years commencing December 31, 1997 and ending December 31, 2002. A peer group comparison is used because the Company offers a diverse mix of products and services and does not believe that a single industry or line-of-business index provides an adequate measure for comparison to the Company as a whole.

The Company's products and services include thermal papers, thermosensitive and pressure sensitive labels, and specialty papers, as well as toners and developers. In constructing a composite peer group, the Company selected published indices to represent various products. The indices are: for thermal papers, thermosensitive and pressure sensitive labels and specialty papers — the S&P Paper and Forest Products Index, and for toners and developers — the S&P Office Services & Supplies Index. The Company then weighted the two indices in proportion to the 2002 revenues of Nashua's products and services represented by the respective indices.



	1997	1998	1999	2000	2001	2002
Nashua Corporation	100.00	114.52	64.52	38.20	50.50	75.53
S&P 500 Index	100.00	128.58	155.63	141.47	124.65	97.10
Composite Peer Group	100.00	104.43	140.90	116.24	206.37	177.66

Report of the Audit/Finance and Investment Committee

The Audit/Finance and Investment Committee consists of the following three members of the Company's Board of Directors: George R. Mrkonic, Jr., Chairman, Avrum Gray and Mark E. Schwarz. The Committee operates under a written charter adopted by the Board of Directors. The current members of the Committee are independent directors, as defined by the rules of the New York Stock Exchange. However, John M. Kucharski was appointed to the Committee on May 8, 2001, pursuant to the "override" provisions of the New York Stock Exchange rules, and served on the Committee until May 1, 2002, the date of the 2002 Annual Meeting of Stockholders, at which time he was elected Lead Director. Mr. Kucharski, a member of the Board of Directors since 1988, had served on the Committee from July 1993 to December 2000, and was its chairman from July 1994. In December 2000, Mr. Kucharski resigned from the Committee in order to serve as the interim Vice Chairman of the Company, a position he held until May 8, 2001. With respect to Mr. Kucharski's reappointment to the Committee on May 8, 2001, the Board of Directors determined in its business judgment that because of Mr. Kucharski's prior service on the Committee and his in-depth knowledge of the operations of the Company, his membership on the Committee was necessary for the best interests of the Company and its stockholders.

The Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2002 and discussed these financial statements with the Company's management. The Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with Ernst & Young LLP, the Company's independent auditors.

The Company's independent auditors also provided the Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). In addition, the Committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The Committee also considered whether the independent auditors' provision of certain other, non-audit related services to the Company is compatible with maintaining their independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Audit/Finance and Investment Committee

George R. Mrkonic, Jr., Chairman
Avrum Gray
Mark E. Schwarz


PROPOSAL 2

APPROVAL OF INCREASE IN NUMBER OF AUTHORIZED SHARES UNDER NASHUA'S 1999 SHAREHOLDER VALUE PLAN


The Board of Directors believes that the future growth and profitability of the Company depends, in large part, upon its ability to maintain a competitive position in attracting and retaining key personnel. As of March 14, 2003, only 750 shares of common stock were available for future awards under the Company's 1999 Shareholder Value Plan (the "1999 Plan"); and options for the purchase of 487,550 shares of common stock and 33,334 shares of restricted stock were outstanding under the 1999 Plan. Additionally, as of March 14, 2003, only 19,568 shares were available for future awards under the Company's other employee option plan which still has shares available, the 1996 Stock Incentive Plan.

Accordingly, the Company's Board of Directors believes that an increase in the size of the 1999 Plan is necessary and appropriate and has approved, subject to stockholder approval, an increase in the number of shares of common stock available for issuance under the 1999 Plan from 600,000 to 950,000 shares. The amendment to the 1999 Plan, approved by the Board of Directors and being submitted to stockholders for approval, restricts the use of new shares authorized by the amendment to incentive stock options and non-statutory stock options only. Stock appreciation rights, restricted stock and other stock-based awards are not permitted to be issued out of the additional 350,000 shares of common stock authorized for issuance under the amendment.

The Board of Directors believes that this increase is in the best interest of the Company and its stockholders and recommends that stockholders vote FOR this proposal.

Summary of the 1999 Plan

The 1999 Plan was originally adopted by the Board of Directors in March 1999 and approved by the stockholders in April 1999. The 1999 Plan provides for the grant of the following types of awards:

- incentive stock options intended to qualify under Section 422 of the Internal Revenue Code;

- nonstatutory stock options;

- restricted stock awards; and

- other stock-based awards, including the grant of shares based upon specified conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights.

Administration

The 1999 Plan is administered by the Leadership and Compensation Committee of the Board of Directors of the Company. Subject to the provisions of the 1999 Plan, the committee has discretion to determine when awards are made, which employees are granted awards, the number of shares subject to each award and all other relevant terms of the awards. The committee also has broad discretion to construe and interpret the 1999 Plan and adopt rules and regulations thereunder. The committee may also delegate to one or more executive officers, the power to make awards and exercise other powers under the 1999 Plan as the committee may determine, provided that the committee shall fix the maximum number of shares subject to awards and the maximum number of shares for any one participant to be made by such executive officers.

Eligibility

Employees, officers, directors, consultants and advisors of the Company and its subsidiaries, as defined in Section 424(f) of the Internal Revenue Code, are eligible to be granted awards under the 1999 Plan. Under present law, however, incentive stock options may only be granted to employees of the Company or its parent or subsidiary corporations. The maximum number of shares with respect to which awards may be granted to any participant under the 1999 Plan may not exceed 150,000 shares during any calendar year.

As of March 14, 2003, approximately 21 persons were eligible to receive awards under the 1999 Plan, including the Company's executive officers and non-employee directors. While the committee expects to make awards to eligible persons based upon their level of responsibility and performance, the granting of awards under the 1999 Plan is discretionary.

Description of Awards

If the amendment to the 1999 Plan is approved by stockholders, any awards of the 350,000 new shares authorized by the amendment will be limited to incentive stock options and non-statutory stock options only. If the amendment is approved, stock appreciation rights, restricted stock and other stock-based awards will not be issued from the additional 350,000 shares of common stock authorized for issuance under the amendment.

Stock Options. The committee in its discretion may issue stock options which qualify as incentive stock options under the Internal Revenue Code or non-statutory stock options. The committee will determine the time or times when each stock option becomes exercisable, the period within which it remains exercisable, the price per share at which it is exercisable and other conditions and limitations, provided that incentive stock options shall only be granted to employees and shall be subject to and construed consistently with the requirements of the Internal Revenue Code. No option, however, shall be granted for a term in excess of 10 years. The committee establishes the exercise price at the time any option is granted at not less than 100% of the fair market value of the common stock at such time. The 1999 Plan prohibits direct or indirect repricings of stock options without stockholder approval.

Payment for shares purchased upon exercise of any option must be made in full in cash or check when the option is exercised or by delivery of shares of the Company's common stock that have been owned by the option holder for at least six months.

Restricted Stock.   Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period for such award. The committee has sole and complete authority to determine the participants to whom restricted stock awards are granted, the number of shares of restricted stock to be granted to each participant, and the other terms and conditions of such awards.

Stock certificates issued in respect of shares of restricted stock will be registered in the name of the participant and, unless otherwise determined by the committee, deposited by the participant together with a stock power endorsed in blank, with the Company. At the expiration of the applicable restricted period, the Company will deliver the stock certificates to the participant or the participant's legal representative.

If the amendment to the 1999 Plan is approved by stockholders, restricted stock will not be issued from the additional 350,000 shares of common stock authorized for issuance under the amendment.

Other Stock-Based Awards.   Under the 1999 Plan, the committee has the right to grant other awards based upon the common stock authorized to be issued under the 1999 Plan having such terms and conditions as the committee may determine. This may include the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights.

If the amendment to the 1999 Plan is approved by stockholders, stock appreciation rights and other stock-based awards will not be issued from the additional 350,000 shares of common stock authorized for issuance under the amendment.

Amendment or Termination

No award may be made under the 1999 Plan after April 29, 2009, but awards previously granted may extend beyond that date. The committee may at any time amend, suspend or terminate the 1999 Plan, except to the extent inconsistent with the provisions of the Internal Revenue Code.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the 1999 Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options.   A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the Company or its corporate parent or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Nonstatutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit, if sales proceeds exceed the exercise price. The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-Statutory Stock Options. A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year. Otherwise, the capital gain or loss will be short-term.

Restricted Stock. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year. Otherwise, the capital gain or loss will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that it will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

PROPOSAL 3

RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected the firm of Ernst & Young LLP, independent auditors, to be the Company's auditors for the year ending December 31, 2003 and recommends to stockholders that they vote for ratification of that selection. Ernst & Young LLP served in this capacity for the year 2002. Representatives from Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The selection of independent auditors is approved annually by the Board of Directors and subsequently submitted to the stockholders for ratification. Although stockholder ratification of the Board of Directors' selection of Ernst & Young LLP is not required by law, the Board of Directors believes that it is advisable to give stockholders the opportunity to ratify this selection. If this proposal is not approved at the annual meeting, the Board of Directors will reconsider its selection of Ernst & Young LLP.

The following is a description of the audit and non-audit services performed by Ernst & Young LLP for the Company during fiscal years 2002 and 2001 and the fees associated with such services:

Audit Fees

Ernst & Young LLP billed the Company an aggregate of $453,000 in fees in 2002 and an aggregate of $401,000 in fees in 2001 for professional services rendered in connection with the audit of the Company's financial statements for the 2002 and 2001 fiscal years and the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q during the fiscal years ended December 31, 2002 and December 31, 2001.

Financial Information Systems Design and Implementation Fees

Ernst & Young LLP did not bill the Company any fees for professional services rendered to the Company and its affiliates for either the fiscal years ended December 31, 2002 or December 31, 2001 in connection with financial information systems design or implementation, the operation of the Company's information system or the management of the Company's local area network.

All Other Fees

Ernst & Young LLP billed the Company an aggregate of $112,000 in fees for other services rendered to the Company and its affiliates for the fiscal year ended December 31, 2002, including audit related services of $82,000 and non-audit services of $30,000, and an aggregate of $89,000 in fees for other services rendered to the Company and its affiliates for the fiscal year ended December 31, 2001, including audit related services of $61,000 and non-audit services of $28,000. Audit related services generally include fees for due diligence in connection with acquisitions, accounting consultations and audits of employee benefit plans. Non-audit services include fees related to tax compliance, tax advice and tax planning.

The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as independent auditors for 2003.

SUBMISSION OF STOCKHOLDER PROPOSALS — 2004 ANNUAL MEETING

Any stockholder proposal which is to be included in the proxy materials for the 2004 annual meeting must be received by Nashua on or before November 29, 2003. Such proposals should be directed to Nashua Corporation, 11 Trafalgar Square, 2nd Floor, Nashua, New Hampshire 03063, Attention: Clerk/Secretary.

In addition, our by-laws require that we be given advance notice of stockholder nominations for election to the Board of Directors and of other matters which stockholders wish to present for action at an annual meeting of stockholders, other than matters included in our proxy statement in accordance with SEC Rule 14a-8. The required notice must be in writing and received by our corporate clerk/secretary at our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting of stockholders. However, in the event that less than 70 days' prior disclosure of the date of the meeting is first given or made (whether by public disclosure or written notice to stockholders), notice by the stockholder to be timely must be received by our corporate clerk/secretary at our principal executive offices no later than the close of business on the 10th day following the day on which such disclosure of the date of the meeting was made. The date of our 2004 annual meeting of stockholders has not yet been established, but assuming it is held on May 3, 2004, in order to comply with the time periods set forth in our by-laws, appropriate notice for the 2004 annual meeting would need to be provided to our corporate clerk/secretary no earlier than February 3, 2004 and no later than March 4, 2004.

SOLICITATION OF PROXIES

The cost of solicitation of proxies will be borne by Nashua. In addition to solicitations by mail, certain directors, officers and employees of Nashua may solicit proxies in person or by use of other communication media. Nashua will reimburse banks, brokerage firms and others for forwarding proxy materials to beneficial owners of Nashua common stock. Nashua has also engaged Georgeson Shareholder to assist in the solicitation of proxies and has agreed to pay $8,500 and out-of-pocket expenses for such efforts.

OTHER MATTERS

If any other matters are properly brought before the annual meeting or any adjournments of the meeting, the persons named in the accompanying proxy intend to vote the proxies on such matters in accordance with their best judgment, pursuant to the discretionary authority granted by the proxy.

ROBERT S. AMREIN
Vice President, General
Counsel and Clerk/Secretary

Nashua, New Hampshire
March 24, 2003